

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2011

Via Email
Barney A. Richmond
Chairman
Green Energy Group, Inc.
1150 S US Highway 1 Suite 302
Jupiter, FL 33477-7236

>   **Re: Green Energy Group, Inc.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed on December 13, 2011**
>   **File No. 000-23617**

Dear Mr. Richmond:

We have reviewed your amended filing and correspondence dated December 13, 2001 and have the following comments. We have limited our review of your filing to those issues we have addressed in the comments below.

Please respond to this letter *within five business days* by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. In your Form 8-K filed on November 14, 2011, you state that the audit committee had authorized the appointment of Alan R. Swift, CPA, P.A. to be your independent registered public accountant on November 9, 2011. In the amended Form 8-K filed on December 13, 2011, you state that on December 12, 2011 the audit committee authorized the appointment of K. Brian Pybus, CPA, P.A. If, after engaging Smith you then engaged Pybus, you would appear to have a duty to report this change in accordance with Form 8-K and make a separate filing. Please ensure that any separate filing conforms to the requirements of Item 304 of Regulation S-K.

2. To the extent that the information in the amendment filed on December 13, 2011 contains incorrect information regarding your engagement of a new independent registered public accountant, please amend to disclose which accountant has been engaged.

Please contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding the comments above. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief